Filed pursuant to Rule 424(b)(5) File Nos. 333-74473 and 333-74473-01
Prospectus Supplement (To Prospectus dated July 7, 1999)	[FINOVA LOGO]

$1,500,000,000 $350,000,000 Floating Rate Notes Due November 8, 2002 $1,150,000,000 7.25% Notes Due November 8, 2004	FINOVA Capital Corporation 1850 N. Central Avenue P.O. Box 2209 Phoenix, Arizona 85002-2209
TERMS OF NOTES
Maturity
• The Floating Rate Notes will mature on
November 8, 2002.
• The Notes Due 2004 will mature on November 8, 2004.

Interest
Floating Rate Notes:
• Interest at a floating rate equal to the Three
Month Libor Rate plus 63 basis points paid on
February 8, May 8, August 8 and November 8
accruing from the date we first issue the
Floating Rate Notes.
• First interest payment date on February 8, 2000.
Notes Due 2004:
• Interest paid on May 8 and November 8, accruing from the date we first issue the Notes Due 2004.
• First interest payment date on May 8, 2000.
Redemption
• No redemption before maturity unless certain tax events occur. No sinking fund.

Ranking
• The Notes are unsecured. The Notes rank equally with all of our existing and future senior debt and senior to all of our existing and future subordinated debt.

Listing
• We are applying to list the Notes on the Luxembourg Stock Exchange.

Form
• Global securities delivered through The Depository Trust Company and its participants, including the Euroclear System and Cedelbank.

For more details, see "Description of Notes" and "Description of Debt Securities."

TERMS OF SALE
	Floating Rate Notes		Notes Due 2004
	Per Note	Total	Per Note	Total
Price to the Public	100.000%	$ 350,000,000	99.608%	$ 1,145,492,000
Underwriting Discounts and Commissions	0.225%	$ 787,500	0.350%	$ 4,025,000
Proceeds to FINOVA	97.775%	$ 349,212,500	99.258%	$ 1,141,467,000

Accrued interest from the issuance date will be added to the price to the public.
The Notes have not been approved or disapproved by the SEC or any state securities commission. None of those authorities has determined that the prospectus or this supplement is accurate or complete. Any representation to the contrary is a criminal offense.	Book entry delivery of Notes expected on November 8, 1999, subject to conditions.
Joint Book-Running Managers
Deutsche Banc Alex. Brown	Salomon Smith Barney
Co-Lead Managers
Barclays Capital	Credit Suisse First Boston
Morgan Stanley Dean Witter	Paribas
Co-Managers
ABN AMRO Incorporated	Warburg Dillon Read LLC
The date of this Prospectus Supplement is November 1, 1999.

You should rely only on the information contained in or incorporated by reference in the prospectus and this supplement. We have authorized no one to provide you with different information.

The distribution of this supplement and the prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. You should inform yourself about and observe any of those restrictions. We are not making an offer of these securities in any location where the offer is not permitted.

You should not assume that the information in the prospectus or this supplement, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus and this supplement.

This supplement and the prospectus include particulars about us required by the Luxembourg Stock Exchange for the listing of securities. We accept full responsibility for the accuracy of the information contained in this supplement and the prospectus. We confirm, having made all reasonable inquiries, that to the best of our knowledge and belief we have not omitted any facts that would make any statement in this supplement or in the prospectus misleading in any material respect.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplement and the prospectus.

In this supplement and the prospectus, references to "dollars","$" and "U.S.$" are to United States dollars.

This supplement and the prospectus, together with the documents incorporated by reference, will be available free of charge at the office of Banque Internationale a Luxembourg, 69, Route d'Esch, L-1470, Luxembourg.

FINOVA CAPITAL CORPORATION

FINOVA Capital Corporation ("FINOVA" or "us") is a financial services company that provides a broad range of financing and capital market products to mid-size business, principally in the U.S. We concentrate on lending to midsize businesses and have been in operation since 1954.

FINOVA extends revolving credit facilities, term loans, and equipment and real estate financing primarily to "middle-market" businesses with financing needs falling generally between $100,000 and $35 million.

We operate in 20 specific industry or market niches under three market groups. We selected those groups because our expertise in evaluating the credit-worthiness of prospective customers and our ability to provide value-added services enable us to differentiate ourselves from our competitors. That expertise and ability enable us to command product pricing that provides a satisfactory spread over our borrowing costs.

FINOVA's principal lines of business are detailed more fully in the prospectus. Those lines include:

Commercial Finance
  Business Credit
  Commercial Services
  Corporate Finance
  Distribution & Channel Finance
  Growth Finance
  Rediscount Finance

  Specialty Finance
  Commercial Equipment Finance
  Communications Finance
  Franchise Finance
  Healthcare Finance
  Portfolio Services
  Public Finance
  Resort Finance
  Specialty Real Estate Finance
  Transportation Finance

  Capital Markets
  Realty Capital
  Investment Alliance
  Loan Administration
  Mezzanine Capital
  Harris Williams & Co.

  RECENT DEVELOPMENTS

  Third Quarter 1999 Earnings

  On October 18, 1999, we announced net income of $55.9 million for the quarter ended September 30, 1999, compared to a restated $42.8 million in the third quarter of 1998. This was a 31% increase in net income. Net income for the nine months ended September 30, 1999 was $161.5 million compared to $125.0 million for the first nine months of 1998. This was a 29% increase in net income. At the end of the third quarter of 1999, our outstanding debt was approximately $10.3 billion and our total shareholder's equity was approximately $1.7 billion.

  OUR DIRECTORS AND EXECUTIVE OFFICERS

  The following individuals are the Directors and Executive Officers of FINOVA:

Samuel L. Eichenfield	Chairman and Chief Executive Officer
Matthew M. Breyne	President and Chief Operating Officer and Director
Bruno A. Marszowski	Senior Vice President -- Controller and Chief Financial Officer
W. Carroll Bumpers	Director
Meilee Smythe	Senior Vice President -- Treasurer and Director
Gregory C. Smalis	Executive Vice President -- Portfolio Management and Director

  There are other Executive Officers of FINOVA who are not Directors of FINOVA.

  CAPITALIZATION OF FINOVA

  The following table is a summary of the consolidated short-term debt and the long-term capitalization of FINOVA as of June 30, 1999(1).

As of June 30, 1999 (U.S. dollars in Thousands)
Short-term debt
Commercial paper and short-term bank loans supported by unused long-term bank revolving credit agreements, less unamortized discount	4,339,558
Total short-term debt	4,339,558
Long-term debt
Medium-term notes due to 2010, 5.9% to 10.2%	2,187,275
Term loans payable to banks due to 2000, 5.2%	160,000
Senior notes due to 2009, 5.9% to 12.0%, less unamortized discount	2,776,634
Small Business Administration Loans	51,660
Nonrecourse installment notes due to 2002, 10.6% (assets of $22,838,000 pledged as collateral)	8,503
Total long-term debt	5,184,072
Shareholder's Equity
Common stock $1.00 per value, 100,000 shares authorized, 25,000 shares issued	25
Additional capital	1,173,995
Retained income	547,316
Accumulated other comprehensive income	5,302
Net advances to parent	(67,852)
Total Shareholders' Equity	1,658,786
Total Debt	9,523,630
Total Capitalization	11,182,416

  Notes:
  1.  At the date hereof, there has been no material adverse change in the capitalization of FINOVA since June 30, 1999.

  DESCRIPTION OF NOTES

  General

  The following description supplements, and where inconsistent replaces the "Description of Debt Securities" section in the prospectus. The statements in this supplement concerning the Notes and the indenture may not be complete. All of these statements are qualified in their entirety by reference to the prospectus and the provisions of the indenture, which has been filed with the SEC. The Floating Rate Notes and the Notes Due 2004 are each to be issued as a separate series of securities under the indenture dated as of May 15, 1999, between us and Bank One Trust Company,NA, formerly known as The First National Bank of Chicago, as trustee.

  The Notes will constitute our direct, unconditional and unsecured obligations and will rank (1) equally, without preference among themselves, with all of our other present and future unsecured and unsubordinated obligations and (2) senior to our present and future subordinated obligations. The indenture and the Notes provide that they are governed by, and construed in accordance with, the laws of the State of New York, United States.

Note Terms
Maximum Amount:	$1,500,000,000 aggregate principal amount $ 350,000,000 principal amount of Floating Rate Notes $ 1,150,000,000 principal amount of Notes Due 2004
Interest Rates:	Floating Rate Notes: A floating rate equal to the Three Month Libor Rate plus 63 basis points Notes Due 2004: 7.25% per year
Maturities:	Floating Rate Notes: November 8, 2002 Notes Due 2004: November 8, 2004
Interest Payment Dates:	Floating Rate Notes: February 8, May 8, August 8 and
  November 8, accruing from the date we issue the Floating
  Rate Notes. First interest payment date is February 8, 2000.

  Notes Due 2004: May 8 and November 8, accruing from the
  date we issue the Notes Due 2004. First interest payment date is May 8, 2000.
Record Dates:	The fifteenth day before the interest payment date, subject to exceptions
Interest Calculations:	Floating Rate Notes: Based on the actual number of days elapsed in a 360-day year Notes Due 2004: Based on a 360-day year of twelve 30-day months
Redemption or Sinking Fund:	No redemption before maturity unless certain tax events occur. No sinking fund.
Form of Note:	Global securities for each series of Notes, held in the name of The Depository Trust Company for its participants, including the Euroclear System and Cedelbank
Settlement and Payment:	Same-day -- immediately available funds
Secondary Trading Payments:	Same-day -- immediately available funds
Trustee:	Bank One Trust Company, NA One Bank One Plaza Mail Suite IL-0126 Chicago, IL 60670-0126 Telephone: (800) 524-9472 Attention: Investor Relations

  The Floating Rate Notes

  The per annum interest rate on the Floating Rate Notes (the "Floating Interest Rate") in effect for each day of an Interest Period (as defined below) will be equal to the Three Month LIBOR Rate plus 63 basis points (0.63%). The Floating Interest Rate for each Interest Period will be set on the 8th day of the months of February, May, August and November of each year, commencing with November 8, 1999 (each an "Interest Reset Date") until the principal on the Floating Rate Notes is paid or made available for payment (the "Principal Payment Date"). If any Interest Reset Date or interest payment date on the Floating Rate Notes would otherwise be a day that is not a LIBOR Business Day (as defined below), the Interest Reset Date and interest payment date on the Floating Rate Notes will be the next succeeding LIBOR Business Day. However, if the next succeeding LIBOR Business Day is in the next succeeding calendar month, then the Interest Reset Date and interest payment date on the Floating Rate Notes will be the immediately preceding LIBOR Business Day. "LIBOR Business Day" means any day that is not a Saturday or Sunday and that, in The City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close. "Interest Period" means the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the maturity date or Principal Payment Date, as the case may be, to but not including the maturity date or Principal Payment Date, as the case may be. If the Principal Payment Date or maturity date is not a LIBOR Business Day, then the principal amount of the Floating Rate Notes plus accrued and unpaid interest thereon will be paid on the next succeeding Libor Business Day, and no interest will accrue for the maturity date, the Principal Payment Date or any day thereafter. "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London interbank market.

  The "Three Month LIBOR Rate" means the rate determined in accordance with the following provisions:

(i)	On the second London Business Day, preceding each Interest Reset Date (each an "Interest Determination Date"), Bank One Trust Company, NA (the "Calculation Agent"), as agent for FINOVA, will determine the Three Month LIBOR Rate which will be the rate for deposits in U.S. dollars having a three-month maturity commencing on the second London Business Day immediately following the interest Determination Date which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the Interest Determination Date. "Telerate Page 3750" means the display page so designated on the Bridge Telerate, Inc. service (or another page as may replace that page on that service or another service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If the Three Month LIBOR Rate on any Interest Determination Date does not appear on the Telerate Page 3750, the Three Month LIBOR Rate will be determined as described in (ii) below.
(ii)	With respect to an Interest Determination Date for which the Three Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Calculation Agent (the "Reference Banks") at approximately 11:00 a.m., London time, on the Interest Determination Date to prime banks in the London interbank market having a three-month maturity commencing on the second London Business Day immediately following the Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in that market at that time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two of these quotations are provided, the Three Month LIBOR Rate on the Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the quotations. If fewer than two quotations are provided, the Three Month LIBOR Rate on the Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in New York City selected by the Calculation Agent at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks, having a three-month maturity commencing on the second London Business Day immediately following that Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in that market at that time; provided, however, that if the banks in New York City selected as noted above by the Calculation Agent are not quoting as mentioned in this sentence, the Floating Interest Rate for the Interest Period commencing on the Interest Reset Date following that Interest Determination Date will be the Floating Interest Rate in effect on that Interest Determination Date.

  The amount of interest for each day that a Floating Rate Note is outstanding (the "Daily Interest Amount") will be calculated by dividing the Floating Interest Rate in effect for that day by 360 and multiplying the result by the principal amount of the Floating Rate Note. The amount of interest to be paid on a Floating Rate Note for any Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

  The Floating Interest Rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

  The Floating Interest Rate and amount of interest to be paid on the Floating Rate Notes for each Interest Period will be determined by the Calculation Agent. So long as the Floating Rate Notes are listed on the Luxembourg Stock Exchange, the interest payment date on the Floating Rate Notes, the Floating Interest Rate and amount of interest to be paid on the Floating Rate Notes for each Interest Period will be communicated to the Luxembourg Stock Exchange by the Calculation Agent no later than the first day of the relevant Interest Period and published in accordance with "-- Notices" below. All calculations made by the Calculation Agent will in the absence of manifest error be conclusive for all purposes and binding on FINOVA and the holders of the Floating Rate Notes. So long as the Three Month LIBOR Rate is required to be determined with respect to the Floating Rate Notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that the Calculation Agent shall fail duly to establish the Three Month LIBOR Rate for any Interest Period, or that FINOVA proposes to remove the Calculation Agent, FINOVA shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

  Book-Entry, Delivery and Form

  We will issue the Notes in minimum denominations of $1,000 and integral multiples of $1,000. We will issue the Notes in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., DTC's nominee. We do not expect to issue Notes in definitive form. Book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC will represent beneficial interests in the global securities. Investors may elect to hold interests in the global securities through either DTC or Cedelbank, societe anonyme, or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System, if they are participants in those systems, or indirectly through organizations which are participants in those systems. Cedelbank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their respective depositaries, which in turn will hold their interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as U.S. depositary for Cedelbank, and The Chase Manhattan Bank will act as U.S. depositary for Euroclear. Except as set forth below, the global securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  DTC's management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that these systems continue to function appropriately regarding the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  DTC's ability to properly perform its services is also dependent on other parties, including, but not limited to, issuers and their agents, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting, and will continue to contact, third-party vendors from whom DTC acquires services to impress upon them the importance of their services being Year 2000 compliant, and to determine the extent of their efforts for Year 2000 remediation, and, as appropriate, testing, of their services. In addition, DTC is in the process of developing contingency plans it deems appropriate.

  DTC has advised us that the above information with respect to DTC's Year 2000 efforts has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

  We believe that the sources from which the information in this section concerning DTC and DTC's system has been obtained are reliable, but we take no responsibility for the accuracy of the information.

  Cedelbank advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between these participants through electronic book-entry changes in their accounts. This eliminates the need for physical movement of certificates. Cedelbank provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute. Cedelbank's participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters of this offering. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedelbank participant, either directly or indirectly.

  Distributions (including principal and interest) with respect to the Notes held beneficially through Cedelbank will be credited to cash accounts of Cedelbank's participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Cedelbank.

  Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between these participants through simultaneous electronic book-entry delivery against payment. This eliminates the need for physical movement of certificates and reduces risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the Euroclear cooperative. The Euroclear cooperative establishes policy for Euroclear on behalf of Euroclear's participants. These participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters of this offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

  Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These terms and conditions govern transfers within, deposits and payments into and withdrawals from Euroclear of cash and securities. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under these terms and conditions only on behalf of Euroclear's participants and has no record of, or relationship with, persons holding through these participants.

  Distributions (including principal and interest) with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear's participants in accordance with these terms and conditions, to the extent received by the U.S. depositary for Euroclear.

  In the event definitive Notes are issued, we will appoint and maintain a paying agent and transfer agent in Luxembourg. We will publish the name of the Luxembourg paying agent and transfer agent in Luxembourg. In the event definitive Notes are issued, the holders of those Notes will be able to receive payments on the Notes and effect transfers of the Notes at the offices of the Luxembourg paying agent and transfer agent.

  Individual certificates in respect of Notes will be issued in exchange for the global securities only if:

    Euroclear, Cedelbank or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a global security or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and in each case a successor clearing system is not appointed by us within 90 days after we receive that notice from Euroclear, Cedelbank or DTC or become aware that DTC is no longer so registered;
    we in our sole discretion elect to issue individual certificates; or
    an event of default, or an event which with the passage of time would become an event of default, with respect to the Notes has occurred and is continuing.

  We will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by a global security upon delivery of that global security for cancellation. If definitive Notes are issued, they will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

  Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Cedelbank or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within or among Euroclear, Cedelbank and DTC in accordance with procedures established for those purposes by those parties.

  Banque Internationale a Luxembourg will act as intermediary between the Luxembourg Stock Exchange and us and the holders of the Notes.

  Global Clearance and Settlement Procedures

  Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC's participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedelbank's participants and/or Euroclear's participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedelbank and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

  Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Cedelbank or Euroclear's participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. depositary. Those cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedelbank's participants and Euroclear's participants may not deliver instructions directly to their respective U.S. depositaries.

  Because of time-zone differences, credits of Notes received in Cedelbank or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Those credits or any transactions in those Notes settled during that processing will be reported to the relevant Euroclear or Cedelbank participants on that business day. Cash received in Cedelbank or Euroclear as a result of sales of Notes by or through a Cedelbank participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Cedelbank or Euroclear cash account only as of the business day following settlement in DTC.

  Although DTC, Cedelbank and Euroclear have agreed to these procedures to facilitate transfers of Notes among participants in DTC, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform these procedures. These procedures may be changed or discontinued at any time.

  Further Issuances

  The indenture permits us to later increase the amount of either series of Notes without notice by selling additional Notes with the same terms. Those additional Notes will be treated, for all purposes, as equal to the Floating Rate Notes or the Notes Due 2004, as the case may be.

  Payment of Additional Amounts

  Subject to the exceptions and limitations set forth below, we will pay as additional interest on the Notes additional amounts so that the net payment of the principal of and interest on the Notes to a person that is a non-U.S. Holder, after deduction for any present or future tax, assessment, or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable had no withholding or deduction been required.

  Our obligation to pay additional amounts shall not apply to a tax, assessment, or governmental charge that:

  (1) is imposed or withheld solely because the holder, or a fiduciary, settlor, beneficiary, member, or shareholder of the holder if the holder is an estate, trust, partnership, or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder:

(a)	is or was present or engaged in trade or business in the United States or has or had a permanent establishment in the United States;
(b)	has a current or former relationship with the United States, including a relationship as a citizen or resident thereof;
(c)	is or has been a foreign or domestic personal holding company, a passive foreign investment company, or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization; or
(d)	is or was a "10-percent shareholder" of FINOVA as defined in section 871(h)(3) of the Internal Revenue Code of 1986, as amended, or any successor provision;

  (2) is imposed or withheld solely because of the presentation by the holder of any Note for payment on a date more than 10 days after the date on which that payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

  (3) is imposed or withheld on any payment on a Note to any holder that is not the sole beneficial owner of that Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an additional amount had the beneficial owner, beneficiary, settlor, or member received directly its beneficial or distributive share of the payment;

  (4) is imposed or withheld solely because the holder or any other person failed to comply with certification, identification, documentation, information or other reporting requirements concerning the nationality, residence, identity, or connection with the United States of the holder or beneficial owner of Notes, if, without regard to any tax treaty, compliance is required by statute or by regulation of the United States Treasury Department as a precondition to exemption from any tax, assessment, or other governmental charge;

  (5) is payable other than by deduction or withholding from a payment by FINOVA or a paying agent;

  (6) is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 10 days after the payment becomes due or is duly provided for, whichever occurs later;

  (7) is an estate, inheritance, gift, sales, excise, transfer, wealth, personal property or a similar tax, assessment, or governmental charge;

  (8) any paying agent must withhold from any payment of principal of or interest on any Note, if the payment can be made without that withholding by any other paying agent;

  (9) is imposed as the result of the receipt of interest by a bank on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

  (10) is imposed or withheld solely because the Note constitutes a "United States real property interest" as defined in section 897(c)(1) of the United States Internal Revenue Code of 1986, as amended, with respect to the beneficial owner of that Note; or

  (11) is any combination of the above items.

  The Notes are subject in all cases to any applicable tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "-- Redemption for Tax Reasons," we will not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

  As used under this heading "Payment of Additional Amounts" and under the headings"-- Redemption for Tax Reasons" and "Certain United States Federal Income Tax Considerations -- Non-U.S. Holders" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction; "U.S. Holder" and "non-U.S. Holder" have the meanings set forth in "Certain United States Federal Income Tax Considerations" below.

  Redemption for Tax Reasons

  If:

  we become or will become obligated to pay additional amounts as described under the heading "-- Payment of Additional Amounts" as a result of any change in, or amendment to, the laws, regulations or rulings of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, any official position regarding the application or interpretation of those laws, regulations, or rulings, which change or amendment is announced or becomes effective on or after the date of this supplement, or a taxing authority of the United States takes an action on or after the date of this supplement, whether or not with respect to us or any of our affiliates, that results in a substantial probability that we will or may be required to pay additional amounts then we may, at our option, redeem as a whole, but not in part, either series of Notes on any interest payment date on not less than 30 nor more than 60 calendar days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that we determine, in our business judgment, that the obligation to pay additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under the Notes.

  A redemption under the second bullet point above may not be made unless we have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that we will or may be required to pay the additional amounts described herein under the heading "-- Payment of Additional Amounts" and we shall have delivered to the trustee a certificate, signed by one of our duly authorized officers, stating that based on that opinion we are entitled to redeem the Notes pursuant to their terms.

  Notices

  Notices to holders of Notes will be published in authorized daily newspapers in The City of New York, in London and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in the Luxemburger Wort. The notice shall be deemed to have been given on the date of its publication or, if published more than once, on the date of its first such publication.

  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons under the United States Internal Revenue Code of 1986, as amended (the "Code") and applicable Treasury regulations thereunder prior to that date, that elect to continue to be treated as United States persons under the Code or applicable Treasury regulations thereunder also will be a U.S. Holder. Moreover, as used herein, the term "U.S. Holder" includes any holder of a Note whose income or gain in respect to its investment in a Note is effectively connected with the conduct of a U.S. trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

  U.S. Holders

  Payments of Interest.  Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time those payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

  Market Discount.  If a U.S. Holder purchases a Note, other than a Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, that U.S. Holder will be treated as having purchased the Note at a "market discount," unless the market discount is less than a specified de minimis amount.

  Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of that payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on that Note at the time of the payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

  Premium.  If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, the U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to the excess. A U.S. Holder may elect to amortize that premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of the excess for the taxable year. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies and to all taxable debt instruments acquired on or after that date. The election may be revoked only with the consent of the IRS.

  Disposition of a Note.  Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included the market discount in income) and decreased by the amount of any payments in respect to that Note. The gain or loss generally will be long-term capital gain or loss if the Note were held for more than one year.

  Non-U.S. Holders

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that the owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in that case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

  Generally, a non-U.S. Holder will not be subject to federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, unless the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and the gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

  The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of the individual's death, payments in respect of the Notes would have been effectively connected with the conduct by the individual of a trade or business in the United States.

  Backup Withholding

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). That sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

  New Withholding Regulations

  Final regulations dealing with withholding tax on income paid to foreign persons, backup withholding and related matters (the "New Withholding Regulations") were issued by the Treasury Department on October 6, 1997. The New Withholding Regulations generally attempt to unify certification requirements and modify reliance standards. The New Withholding Regulations generally will be effective for payments made after December 31, 2000, subject to certain transition rules.

  Prospective investors are strongly urged to consult their own tax advisors with respect to the New Withholding Regulations.

  UNDERWRITING

  We have entered into an Underwriting Agreement dated November 1, 1999 with the Underwriters named below. The agreement provides that the Underwriters will purchase the principal amount of Notes set forth opposite their names in the table below.

Underwriters	Principle Amount of Floating Rate Notes	Principle Amount of Notes Due 2004
Deutsche Bank Securities Inc.	$ 148,750,000	$ 488,750,000
Salomon Smith Barney Inc.	148,750,000	488,750,000
Barclays Capital Inc.	10,500,000	34,500,000
Credit Suisse First Boston Corporation	10,500,000	34,500,000
Morgan Stanley & Co. Incorporated	10,500,000	34,500,000
Paribas	10,500,000	34,500,000
ABN AMRO Incorporated	5,250,000	17,250,000
Warburg Dillon Read LLC	5,250,000	17,250,000
Total	$ 350,000,000	$1,150,000,000

  The Underwriters will purchase all of the Notes if any of the Notes are purchased. They need not purchase any Notes unless certain conditions are satisfied. We have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments which the Underwriters may be required to make for those liabilities.

  We must also pay the expenses of this offering, which are expected to be $1,750,000. Those expenses will reduce the proceeds of this offering received by us.

  The Underwriters advise us that they propose to offer the Notes to the public initially at the offering prices set forth on the cover page of this supplement. They may offer the Floating Rate Notes to certain dealers at the price set forth on the cover less a concession of 0.150% and may offer the Notes Due 2004 at the price set forth on the cover less a concession of 0.200%. The Underwriters or those dealers may allow a discount of 0.100% on sales of the Floating Rate Notes and 0.150% on sales of the Notes Due 2004 to certain other dealers. After the initial public offering of the Notes, the Underwriters may change the public offering price, concession to dealers and discount.

  The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make those offers. Each Underwriter has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this supplement or the prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes those purchases, offers or sales and neither FINOVA nor any other Underwriter shall have responsibility therefor.

  Each Underwriter, severally and not jointly, represents and agrees that:

  (i)it has not offered or sold and will not offer or sell any Notes to persons in the United ingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  (ii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on; and

  (iii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

  Although application is being made to list the Notes on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to act as market makers for the Notes. They are not obligated to do so, however, and they may discontinue any market making at any time without notice. Neither we nor the Underwriters can assure the liquidity of any trading market for the Notes.

  Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

  The Underwriters and their affiliates engage in transactions with or perform services for us in the ordinary course of business. Those services include investment and commercial banking transactions and services, including serving as an agent and/or lender on some of our credit agreements.

  GENERAL INFORMATION

  Listing of Notes on the Luxembourg Exchange

  We are applying to list the Notes on the Luxembourg Stock Exchange. We will deposit a legal notice relating to the issuance of the Notes prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where you may obtain copies of these documents upon request.

  Documents Available

  In connection with the listing application, we will have deposited our Certificate of Incorporation and Bylaws with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg. So long as any of the Notes are outstanding, we will make available, at the main office of Banque Internationale a Luxembourg in Luxembourg, copies of the above documents, this supplement, the prospectus, the indenture, and our current annual and quarterly reports, as well as all future annual reports and quarterly reports which we file with the SEC. Banque Internationale a Luxembourg will act as intermediary between the Luxembourg Stock Exchange, FINOVA and the holders of the Notes. In addition, you may obtain free copies of the annual reports and quarterly reports of FINOVA at its office.

  Material Adverse Change

  There has been no material adverse change in the financial position or results of operations of FINOVA and its subsidiaries considered as one enterprise since the date of FINOVA's latest annual report, except as disclosed herein or in a document incorporated by reference.

  Litigation

  FINOVA is a party either as a plaintiff or defendant to various actions, proceedings and pending claims, including legal actions, some of which involve claims for compensatory, punitive or other damages in significant amounts. Litigation often results from FINOVA's attempts to enforce its lending arrangements against borrowers and other parties to those transactions. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings or claims could be decided against FINOVA. Although the ultimate amount for which FINOVA may be held liable, if any, is not ascertainable, FINOVA believes that any resulting liability would not materially affect its financial position or results of operations.

  Authorization

  FINOVA's board of directors adopted resolutions relating to the registration, issuance and sale of the Notes on March 15, 1999. The terms of the Notes have been approved by the Pricing Committee of the board of directors of FINOVA.

  Clearing Systems

  We are applying for clearance for the Notes through the Euroclear System and Cedelbank. The Notes have been assigned the following identification numbers:

	Euroclear and Cedel Common Code No.	International Security Identification Number (Isin)	CUSIP
Floating Rate Notes	010401542	US318074AX99	318074AX9
Notes Due 2004	010401577	US318074AY72	318074AY7

Prospectus	[FINOVA LOGO] 1850 North Central Avenue P.O. Box 2209 Phoenix, Arizona 85002-2209
THE [FINOVA LOGO] GROUP INC. [FINOVA LOGO] CAPITAL CORPORATION
By this prospectus, we may offer up to $3,000,000,000 of our:
  DEBT SECURITIES
  COMMON STOCK   (including, for The FINOVA Group Inc., Rights to Purchase Junior Participating Preferred Stock)
  PREFERRED STOCK
  DEPOSITARY SHARES
  WARRANTS
FINOVA Capital Corporation is a wholly owned subsidiary of The FINOVA Group Inc.	We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

  These securities have not been approved or disapproved by the SEC or any state securities commission. None of those authorities has determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. "Plan of Distribution" below also provides more information on this topic.

  July 7, 1999

  WHERE YOU CAN FIND MORE INFORMATION

  The FINOVA Group Inc. ("FINOVA Group") and FINOVA Capital Corporation ("FINOVA Capital") file annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov, which may also be available on our web site at http://www.finova.com. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC updates and supersedes this prospectus.

  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

    Annual Report on Form 10-K of FINOVA Group for the year ended December 31, 1998 filed on March 2, 1999, as amended on Form 10-K/A filed on March 8, 1999 and as comprehensively amended on Form 10-K/A filed on May 7, 1999.
    Annual Report on Form 10-K of Finova Capital for the year ended December 31, 1998 filed on March 5, 1999 as comprehensively amended on Form 10-K/A filed on May 10, 1999.
    Portions of the Proxy Statement on Schedule 14A for FINOVA Group's Annual Meeting of Shareholders held on May 13, 1999 that have been incorporated by reference into our 10-K.
    Quarterly Reports on Form 10-Q of FINOVA Group and FINOVA Capital for the quarter ended March 31, 1999.
    Current Reports on Form 8-K of FINOVA Group dated January 14, March 22, April 14, and May 6, 1999.
    Current Reports on Form 8-K of FINOVA Capital dated January 15, and May 10, 1999.
    Schedules 13-D of FINOVA Group and FINOVA Capital dated January 6, 1999.

  You may request a copy of those filings or any other information incorporated by reference in this prospectus, including exhibits. You may do so orally or in writing by contacting us at:

  Treasurer
  The FINOVA Group Inc.
  1850 North Central Avenue
  P.O. Box 2209
  Phoenix, Arizona 85002-2209
  (602) 207-6900

  We will provide that information at no charge to you.

  THE COMPANIES

  FINOVA Group is a financial services holding company. Through our principal subsidiary, FINOVA Capital, we provide a broad range of financing and capital market products to mid-size business. We concentrate on lending to mid-size businesses. FINOVA Capital has been in operation since 1954.

  We extend revolving credit facilities, term loans, and equipment and real estate financing primarily to "middle-market" businesses with financing needs falling generally between $100,000 and $35 million.

  We operate in 20 specific industry or market niches under three market groups. We selected those groups because our expertise in evaluating the creditworthiness of prospective customers and our ability to provide value-added services enable us to differentiate ourselves from our competitors. That expertise and ability also enable us to command pricing that provides a satisfactory spread over our borrowing costs.

  We seek to maintain a high quality portfolio and to minimize non-earning assets and write-offs. We use clearly defined underwriting criteria and stringent portfolio management techniques. We diversify our lending activities geographically and among a range of industries, customers and loan products.

  Due to the diversity of our portfolio, we believe we are better able to manage competitive changes in our markets and to withstand the impact of deteriorating economic conditions on a regional or national basis. There can be no assurance, however, that competitive changes, borrowers' performance, economic conditions or other factors will not result in an adverse impact on our results of operations or financial condition.

  We generate interest, leasing, fee and other income through charges assessed on outstanding loans, loan servicing, leasing, brokerage and other activities. Our primary expenses are the costs of funding our loan and lease business, including interest paid on debt, provisions for credit losses, marketing expenses, salaries and employee benefits, servicing and other operating expenses and income taxes.

  Business Groups

  We operate the following principal lines of business under three market groups:

  Commercial Finance

    Business Credit offers collateral-oriented revolving credit facilities and term loans for manufacturers, distributors, wholesalers and service companies. Typical transaction sizes range from $500,000 to $3 million.
    Commercial Services (formerly Factoring Services) offers full service factoring and accounts receivable management services for entrepreneurial and larger firms, primarily in the textile and apparel industries. The annual factored volume of these companies is generally between $5 million and $25 million. This line provides accounts receivable financing and loans secured by equipment and real estate.
    Corporate Finance provides a full range of cash flow-oriented and asset-based term and revolving loan products for manufacturers, wholesalers, distributors, specialty retailers and commercial and consumer service businesses. Typical transaction sizes range from $2 million to $35 million.
    Distribution & Channel Finance (formerly Inventory Finance) provides inbound and outbound inventory financing, combined inventory/accounts receivable lines of credit and purchase order financing for equipment distributors, value-added resellers and dealers nationwide. Transaction sizes generally range from $500,000 to $30 million.
    Growth Finance provides collateral-based working capital financing primarily secured by accounts receivable. Typical transaction sizes range from $100,000 to $1 million and are made to small and mid-size businesses with annual sales under $10 million.
    Rediscount Finance offers revolving credit facilities to the independent consumer finance industry including sales, automobile, mortgage and premium finance companies. Typical transaction sizes range from $1 million to $35 million.

  Specialty Finance

    Commercial Equipment Finance offers equipment leases, loans and "turnkey" financing to a broad range of midsize companies. Specialty markets include the corporate aircraft and emerging growth technology industries, primarily biotechnology and electronics. Typical transaction sizes range from $500,000 to $15 million.
    Communications Finance specializes in term financing to advertising and subscriber- supported businesses including radio and television stations, cable operators, outdoor advertising firms and publishers. Typical transaction sizes range from $1 million to $40 million.
    Franchise Finance offers equipment, real estate and acquisition financing for operators of established franchise concepts. Transaction sizes generally range from $500,000 to $15 million.
    Healthcare Finance offers a full range of working capital, equipment and real estate financing products for the U.S. health care industry. Transaction sizes typically range from $500,000 to $25 million.
    Portfolio Services provides customized receivable servicing and collections for time-share developers and other generators of consumer receivables.
    Public Finance provides tax-exempt term financing to state and local governments, non-profit corporations and entities using industrial revenue or development bonds. Typical transaction sizes range from $100,000 to $5 million.

    Resort Finance focuses on construction, acquisition and receivables financing of timeshare resorts worldwide, second home communities and fractional interest resorts. Typical transaction sizes range from $5 million to $35 million.
    Specialty Real Estate Finance provides senior term acquisition and bridge/interim loans from $5 million to $30 million or more for hotel and resort properties in the U.S., Canada and the Caribbean. Through this division, we also provide equity investments in credit-oriented real estate sale leasebacks.
    Transportation Finance structures equipment loans, leases, acquisition financing and leveraged lease equity investments for commercial and cargo airlines worldwide, railroads and operators of other transportation related equipment. Typical transaction sizes range from $5 million to $30 million. Through FINOVA Aircraft Investors LLC, FINOVA also seeks to use its market expertise and industry presence to purchase, upgrade and resell used commercial aircraft.

  Capital Markets

    Realty Capital specializes in providing capital markets-funded commercial real estate financing products and commercial mortgage banking services. Typical transaction sizes range from $1 million to $5 million.
    Investment Alliance provides equity and debt financing for midsize businesses in partnership with institutional investors and selected fund sponsors. Typical transaction sizes range from $2 million to $15 million.
    Loan Administration provides in-house servicing for FINOVA's commercial loan products as well as servicing and subservicing of other mortgage and consumer loans, including residential real estate, mobile homes, automobiles and other consumer products.
    Mezzanine Capital provides senior and subordinated secured term loans to small, fast growing companies in a broad range of industries that are located in the U.S. and Canada for expansions, acquisitions, buy-outs and other strategic ventures. Typical transaction sizes range from $1 million to $5 million.
    Harris Williams & Co. provides merger and acquisition advisory services targeting middle market businesses.

  Both FINOVA Group and FINOVA Capital are Delaware corporations. FINOVA Group was incorporated in 1991 to serve as the successor to The Dial Corp's financial services businesses. Dial transferred those businesses to FINOVA Group in March 1992 in a spin-off. Since that time, FINOVA Group has increased its total assets from $2.6 billion at December 31, 1992 to $10.4 billion at December 31, 1998. Income from continuing operations increased from $36.8 million in 1992 to $160.3 million in 1998. We believe FINOVA Group ranks among the largest independent commercial finance companies in the U.S., based on total assets. The common stock of FINOVA Group is traded on the New York Stock Exchange.

  FINOVA Capital was incorporated in 1965 and is the successor to a California corporation that was formed in 1954. All of FINOVA Capital's capital stock is owned by FINOVA Group.

  Our principal executive offices are located at 1850 North Central Avenue, P.O. Box 2209, Phoenix, Arizona 85002-2209. Our telephone number is (602) 207-6900.

  SELECTED FINANCIAL INFORMATION

  The following information was derived from FINOVA Group's financial statements. The information is only a summary and does not provide all of the information contained in our financial statements, including the related notes, and Management's Discussion and Analysis. Those items are part of our Annual Reports on Form 10-K/A and Quarterly Reports on Form 10-Q. You should read our financial statements and other information that we have filed with the SEC. We have restated the financial information through 1998 as noted more fully in Note T to the financial statements for the year ended December 31, 1998. Prior year amounts have also been reclassified to conform to the 1998 presentation and to reflect a 2-for-1 stock split in 1997.

	For the Three Months Ended March 31,		As of and for the Year Ended December 31,

	1999	1998	1998	1997	1996	1995	1994
	(Dollars in thousands, except per share data)
OPERATIONS:
Income earned from financing transactions	$ 273,075	$ 232,833	$ 1,007,773	$ 879,763	$ 756,996	$ 673,194	$ 458,411
Interest margins earned	124,666	105,383	459,515	392,124	329,107	280,788	211,419
Volume-based fees	12,735	22,156	77,723	39,378	28,588	21,204	10,796
Provision for credit losses	9,500	9,500	82,200	69,200	41,751	39,568	10,439
Gains on disposal of assets	12,370	1,525	27,912	30,333	12,562	10,490	3,877
Income from continuing operations	50,057	39,741	160,341	137,910	117,968	95,621	75,470
Net income	50,057	39,741	160,341	137,910	118,475	97,060	76,013
Basic earnings from continuing operations per share	0.89	0.71	2.87	2.53	2.16	1.75	1.52
Basic earnings per share	0.89	0.71	2.87	2.53	2.17	1.78	1.53
Basic adjusted weighted average outstanding shares(1)	56,294,000	56,138,000	55,946,000	54,405,000	54,508,000	54,633,000	49,765,000
Diluted earnings from continuing operations per share	$ 0.83	$ 0.67	$ 2.70	$ 2.40	$ 2.10	$ 1.72	$ 1.50
Diluted earnings per share	0.83	0.67	2.70	2.40	2.11	1.75	1.51
Diluted adjusted weighted average shares(1)	61,318,000	61,079,000	60,705,000	59,161,000	56,051,000	55,469,000	50,436,000
Dividends declared per common share	$ 0.16	$ 0.14	$ 0.60	$ 0.52	$ 0.46	$ 0.42	$ 0.37
FINANCIAL POSITION:
Investment in financing transactions	$11,086,016	$8,689,238	$10,020,221	$8,420,462	$7,318,919	$6,364,189	$5,354,626
Nonaccruing assets	228,416	195,267	205,233	187,356	155,505	143,127	149,046
Reserve for credit losses	238,277	175,967	207,618	177,088	148,693	129,077	110,903
Total assets	11,730,347	9,037,349	10,441,236	8,724,626	7,538,456	7,045,547	5,831,327
Total debt	9,327,137	7,115,327	8,394,578	6,764,581	5,850,223	5,649,368	4,573,354
Company-obligated mandatory redeemable convertible preferred securities of subsidiary trust solely holding convertible debentures of FINOVA Group ("TOPrS")	111,550	111,550	111,550	111,550	111,550
Shareowners' equity	1,557,612	1,128,594	1,167,231	1,092,254	936,085	829,040	773,547

  (1) Adjusted to reflect a 2-for-1 stock split on October 1, 1997.

  RATIO OF INCOME TO TOTAL FIXED CHARGES

	For the Three Months Ended March 31,		Year Ended December 31,

	1999	1998	1998	1997	1996	1995	1994
FINOVA Group	1.63x	1.60x	1.55x	1.54x	1.51x	1.45x	1.59x
FINOVA Capital	1.63x	1.60x	1.55x	1.54x	1.51x	1.45x	1.59x

  RATIO OF INCOME TO COMBINED FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS

	For the Three Months Ended March 31,		Year Ended December 31,

	1999	1998	1998	1997	1996	1995	1994
FINOVA Group	1.61x	1.58x	1.53x	1.51x	1.51x	1.45x	1.59x
FINOVA Capital	1.63x	1.60x	1.55x	1.54x	1.51x	1.45x	1.59x

  Variations in interest rates generally do not have a substantial impact on the ratio because fixed-rate and floating-rate assets are generally matched with liabilities of similar rate and term. Income available for fixed charges, for purposes of computing the above ratios, consists of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest and related debt expense, and a portion of rental expense determined to be representative of interest.

  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements in this prospectus and any supplements are "forward-looking," in that they do not discuss historical fact but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in documents incorporated in this prospectus by reference.

  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

    The results of our efforts to implement our business strategy. Failure to fully implement our business strategy might result in decreased market penetration, adverse effects on results of operations and other adverse results.
    The effect of economic conditions and the performance of our borrowers. Economic conditions in general or in particular market segments could impact the ability of our borrowers to operate or expand their businesses, which might result in decreased performance for repayment of their obligations or reduce demand for additional financing needs.
    Actions of our competitors and our ability to respond to those actions. We seek to remain competitive without sacrificing prudent lending standards. Doing business under those standards becomes more difficult, however, when competitors offer financing with less stringent criteria. We seek to maintain credit quality at the risk of growth in assets, if necessary.
    The cost of our capital. That cost depends on many factors, some of which are beyond our control, such as our portfolio quality, ratings, prospects and outlook.
    Changes in government regulations, tax rates and similar matters. For example, government regulations could significantly increase the cost of doing business or could eliminate certain tax advantages of some of our financing products.
    Necessary technological changes, including those addressing "Year 2000" data systems issues, may be more difficult, expensive or time consuming than anticipated.
    Costs or difficulties related to integration of acquisitions.
    Other risks detailed in our other SEC reports or filings.

  We do not intend to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. We cannot predict the risk from reliance on forward-looking statements in light of the many factors that could affect their accuracy.

  USE OF PROCEEDS

  We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, acquisitions in the ordinary course of business, working capital, investment in financing transactions and capital expenditures. We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.

  DESCRIPTION OF DEBT SECURITIES

  Debt Securities

  The following summary applies only to the debt securities of FINOVA Capital. If we issue debt securities of FINOVA Group, we will describe those securities and the indenture under which they are issued in the applicable supplement.

  The debt securities of FINOVA Capital will be issued under one or more indentures between FINOVA Capital and one or more U.S. banking institutions (a "trustee"). The indentures may but need not have separate trustees for senior and subordinated debt. We will list the trustee for each series of securities in the applicable supplement.

  The following summary of certain provisions of the indentures is not complete. You should look at the indenture that applies to your offering ("your indenture"). The indentures are filed as exhibits to the Registration Statement. To obtain a copy of your indenture, see "Where You Can Find More Information" on page 2.

  All capitalized terms have the meanings specified in the indentures.

  General Indenture Provisions that Apply
  to Senior and Subordinated Debt

    The indentures do not limit the amount of debt that FINOVA Capital may issue nor provide holders any protection should there be a highly leveraged transaction involving our company. We may issue additional debt securities without your consent.
    If FINOVA Capital redeems debt which is convertible into its capital stock or other securities, your right to convert that debt into capital stock or other securities will expire on the redemption date.
    The indentures allow FINOVA Capital to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If these events occur, the other company will be required to assume FINOVA Capital's responsibilities on the debt, and FINOVA Capital will be released from all liabilities and obligations.
    The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning that series of debt. But to change the payment of principal or interest, every holder in that series must consent.
    FINOVA Capital may discharge the debt issued in any series at any time by depositing sufficient funds with the trustee to pay the obligations when due. All amounts due to you on the debt would be paid by the trustee from the deposited funds.
    If FINOVA Capital fails to meet its obligations on the debt, it will be in default. Defaults for senior debt securities are described on pages 11 and 12 of this prospectus.

  General

  The debt securities of FINOVA Group and FINOVA Capital offered by this prospectus will be limited to $3.0 billion principal amount. The indentures do not limit the amount of debt securities FINOVA Capital could offer under them. FINOVA Capital can issue debt securities in one or more series, in each case as authorized by us from time to time. Each series may differ as to its terms. The debt securities will be FINOVA Capital's unsecured general obligations and may or may not be subordinated to FINOVA Capital's other general indebtedness. Those that are not subordinated are called "senior debt securities." The others are "subordinated debt securities."

  The supplement will address the following terms of the debt securities:

    Their title.
    Any limits on the principal amounts to be issued.
    The dates on which the principal is payable.
    The rates (which may be fixed or variable) at which they shall bear interest, or the method for determining rates.
    The dates from which the interest will accrue and will be payable, or the method of determining those dates, and any record dates for the payments due.
    Any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion.
    Any sinking fund or similar provisions, whether mandatory or at the holder's option, along with the periods, prices and terms of redemption, purchase or repayment.
    The amount or percentage payable if we accelerate their maturity, if other than the principal amount.
    Any changes to the events of default or covenants set forth in your indenture.
    The terms of subordination, if any.
    Whether the series can be reopened.
    Any other terms consistent with your indenture.

  We may authorize and determine the terms of a series of debt securities by resolution of our board of directors or one of its committees or through one or more supplemental indentures.

  Form of Debt Securities

  The debt securities will be issued in registered form. Unless the supplement otherwise provides, debt securities will be issued as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities distributed in that series. We will issue debt securities only in denominations of $1,000 or integral multiples of that amount, unless the supplement states otherwise.

  Global Securities

  In General.   Debt securities in global form will be deposited with or on behalf of a depositary. Global securities are represented by one or more global certificates for the series registered in the name of the depositary or its nominee. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company ("DTC").

  No Depositary or Global Securities.   If a depositary for a series is unwilling or unable to continue as depositary, and a successor is not appointed by us within 90 days, we will issue debt securities of that series in definitive form in exchange for the global security or securities of that series. We also may determine at any time in our discretion not to use global securities for any series. In that event, we will issue debt securities in definitive form.

  Ownership of the Global Securities; Beneficial Ownership.  So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. The trustee and we are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under your indenture.

  Each actual purchaser of debt securities represented by a global security (a "beneficial owner") will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under your indenture, and will not be able to transfer or exchange the global securities, unless this prospectus or the supplement provide to the contrary. As a result, each beneficial owner must rely on the procedures of the depositary to exercise any rights of a holder under your indenture. In addition, if the beneficial owner is not a direct or indirect participant in the depositary (each a "participant") the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global security.

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. Those laws and the above conditions may impair the ability to transfer beneficial interests in the global securities.

  The Depository Trust Company

  The following is based on information furnished by DTC and applies to the extent it is the depositary, unless otherwise stated in a supplement:

  Registered Owner.  The debt securities will be issued as fully registered securities in the name of Cede & Co. (DTC's partnership nominee). One fully registered global security generally will be issued for each $200 million principal amount of debt securities. The trustee will deposit the global securities with the depositary. The deposit of the global securities with DTC and its registration in the name of Cede & Co. will not change the beneficial ownership of the securities.

  DTC Organization.  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

  DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations who directly participate in DTC (each a "direct participant"). Other entities ("indirect participants") may access DTC's system by clearing transactions through or maintaining a custodial relationship with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

  DTC Activities.  DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant's accounts. Doing so eliminates the need for physical movement of securities certificates.

  Participants' Records.  Except as otherwise provided in this prospectus or a supplement, purchases of the debt securities must be made by or through direct participants, which will receive a credit for the securities on the depositary's records. The beneficial owner's ownership interest is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmations from the depositary of their purchase, but they are expected to receive them, along with periodic statements of their holdings, from the direct or indirect participants through whom they entered into the transaction.

  Transfers of interests in the global securities will be made on the books of the participants on behalf of the beneficial owners. Certificates representing the interest of the beneficial owners in the securities will not be issued unless the use of global securities is suspended, as provided above.

  The depositary has no knowledge of the actual beneficial owners of the global securities. Its records only reflect the identity of the direct participants as owners of the securities. Those participants may or may not be the beneficial owners. Participants are responsible for keeping account of their holdings on behalf of their customers.

  Notices Among The Depositary, Participants and Beneficial Owners.  Notices and other communications by the depositary, its participants and the beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect.

  Voting Procedures.  Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.'s consenting or voting rights to the direct participants to whose accounts the securities are credited at that time.

  Payments.  Principal and interest payments made by us will be delivered to the depositary. DTC's practice is to credit direct participants' accounts on the applicable payment date unless it has reason to believe it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in "street name." Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.

  We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payments to the beneficial owners.

  Transfer or Exchange of Securities

  You may transfer or exchange the debt securities (other than a global security) without service charge at our office designated for that purpose or at the office of any transfer agent or security registrar identified under your indenture. You must execute a proper form of transfer and pay any taxes and other governmental charges resulting from that action. You may transfer or exchange the debt securities (other than a global security) initially at our offices at 1850 North Central Avenue, P.O. Box 2209, Phoenix, Arizona 85002-2209 or at our office or agency established for that purpose in New York, New York.

  Debt securities in the several denominations will be interchangeable without service charge, but we may require payment to cover taxes and other governmental charges. The trustee noted in the supplement initially will act as authenticating agent under your indenture.

  Same-Day Settlement and Payment

  Unless the supplement otherwise provides, the debt securities will be settled in immediately available funds. We will make payments of principal and interest in immediately available funds.

  Payment and Paying Agent

  If the debt securities are not held in global form, we will make payment of principal and premium, if any, against surrender of the debt securities at the principal office of the trustee in New York, New York. We will pay any installment of interest on debt securities to the record holder on the record date for that interest. We can make those payments through the trustee, as noted above, by check mailed by first class mail to the registered holders at their registered address or by wire transfer to an eligible account of the registered holder.

  If any payments of principal, premium or interest are not claimed within three years of the date the payment became due, those funds are to be repaid to us. The beneficial owners of those interests thereafter will look only to us for payment for those amounts.

  Indenture Covenants, Defaults
  and Amendments

  Limitation on Liens.  The indentures prohibit FINOVA Capital from creating or permitting any lien or similar encumberance (a "lien") on any of its properties unless FINOVA Capital secures the senior debt securities equally and ratably with any other obligation secured in that manner. The indentures contain the following exceptions to that prohibition:

    Leases of property in the ordinary course of business or if the property is not needed in the operation of our business.
    Purchase money security interests that are non-recourse to FINOVA Capital or designated subsidiaries except to the extent of the property so acquired or any proceeds from that property, or both.
    Governmental deposits or security as a condition to the transaction of business or the exercise of a privilege, or to maintain self-insurance, or to participate in any fund in connection with worker's compensation, unemployment insurance, pensions, social security or for appeal bonds.
    Liens for taxes or assessments not yet due or which are payable without a penalty or are being contested in good faith and with adequate reserves, so long as foreclosure or similar proceedings are not commenced.
    Judgment liens that have not remained undischarged or unstayed for more than six months.
    Incidental or undetermined construction, mechanics or similar liens arising in the ordinary course of business relating to obligations not overdue or which are being contested by FINOVA Capital or a designated subsidiary in good faith and deposits for releases of such liens.
    Zoning restrictions, licenses, easements and similar encumbrances or defects if immaterial.
    Other liens immaterial in the aggregate incidental to FINOVA Capital's or a designated subsidiary's business or property, other than for indebtedness.
    Banker's liens and set off rights in the ordinary course of business.
    Leasehold or purchase rights, exercisable for fair consideration, arising in the ordinary course of business.
    Liens on property or securities existing when an entity becomes a designated subsidiary or merges with FINOVA Capital or a designated subsidiary, provided they are not incurred in anticipation of those events.
    Liens on property or securities existing at the time of acquisition.
    Liens in a total amount less than $25 million, excluding liens covered by the exceptions noted above.
    Liens securing indebtedness of FINOVA Capital or a designated subsidiary provided those and similar liens on indebtedness do not exceed 10% of consolidated net tangible assets, as that term is defined in the indentures, excluding certain preexisting indebtedness and those liens permitted above.

  Merger, Consolidation and Sale of Assets.  FINOVA Capital cannot merge with or into, consolidate with, sell or lease all or substantially all of its assets to or purchase all or substantially all the assets of another corporation unless it will be the surviving corporation or the successor is incorporated in the U.S. and assumes all of FINOVA Capital's obligations under the debt securities and your indenture. Immediately after that transaction, however, no default can exist. A purchase by a subsidiary of all or substantially all of the assets of another corporation will not be a purchase of those assets by FINOVA Capital. If, however, any of the transactions noted in this paragraph occurs and results in a lien on any of FINOVA Capital's properties (except as permitted above), FINOVA Capital must simultaneously secure the senior debt securities equally and ratably with the debt secured by that lien.

  Defaults. Events of default under the indenture for any series are:

    Failure for 30 days to pay interest on any debt securities of that series.
    Failure to pay principal (other than sinking fund redemptions) or premium, if any, on debt securities of that series.
    Failure for 30 days to pay any sinking fund installment on that series.
    Violation of a covenant under the indenture pertaining to that series that persists for at least 90 days after FINOVA Capital is notified by the trustee or the holders of 25% of the series.
    Default in other instruments or under any other series of debt securities resulting in acceleration of indebtedness over $15 million, unless that default is rescinded or discharged within 10 days after written notice by the trustee or the holders of 10% of that series.
    Bankruptcy, insolvency or similar event.
    Any other event of default with respect to the debt securities of that series.

  If an event of default occurs and continues, the trustee or the holders of at least 25% of the series may declare those debt securities due and payable. FINOVA Capital is required to certify to the trustees annually as to its compliance with the indentures. A default under one series does not necessarily mean that a default or an event of default will have occurred under another series under that indenture or any other indenture.

  Holders of a majority of the principal of a series may control certain actions of the trustee and may waive past defaults for that series. Except as provided in your indenture, the trustee will not be under any obligation to exercise any of the rights or powers vested in it by your indenture at the request, order or direction of any holder unless one or more of them shall have offered reasonable indemnity to the trustee.

  If an event of default occurs and is continuing, the trustee may reimburse itself for its reasonable compensation and expenses incurred out of any sums held or received by it before making any payments to the holders of the debt securities of the defaulted series.

  The right of any holders of debt securities of a series to commence an action for any remedy is subject to certain conditions, including the requirement that the holders of at least 25% of that series request that the trustee take such action, and offer reasonable indemnity to the trustee against its liabilities incurred in doing so.

  Defeasance

  FINOVA Capital may defease the debt securities of a series, meaning it would satisfy its duties under that series before maturity. It may do so by depositing with the trustee, in trust for the benefit of the holders, either enough funds to pay, or direct U.S. government obligations that, together with the income of those obligations (without considering any reinvestment), will be sufficient to pay, the obligation of that series, including principal, premium, if any, and interest. Certain other conditions must be met before it may do so. FINOVA Capital must deliver an opinion of counsel that the holders of that series will have no Federal income tax consequences as a result of that deposit.

  Modification of Your Indenture.  The trustee and FINOVA Capital may amend your indenture without consent of the holders of debt securities to do certain things, such as establishing the form and terms of any series of debt securities. FINOVA Capital must obtain consent of holders of at least two-thirds of the outstanding debt securities affected by a change to amend the terms of your indenture or any supplemental indenture applicable to your securities or the rights of the holders of those debt securities.

  Unanimous consent is required for changes to extend the fixed maturity of any debt securities, reduce the principal, redemption premium or rate of interest, extend the time of payment of interest, change the form of currency, limit the right to sue for payment on or after maturity of the debt securities, adversely affect the right, if any, to convert or exchange the debt securities or adversely affect the subordination provisions, if any. Unanimous consent is also required to reduce the level of consents needed to approve any of those changes. The trustee must consent to changes modifying its rights, duties or immunities.

  Subordination

  The terms and conditions of any subordination of subordinated debt securities to other indebtedness of FINOVA Capital will be described in the supplement relating to the subordinated debt securities. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of the subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit certain payments to holders of senior indebtedness.

  Because of the subordination, if FINOVA Capital becomes insolvent, holders of the subordinated debt securities may recover less, ratably, than other creditors of FINOVA Capital, including holders of senior indebtedness.

  Conversion

  Debt securities may be convertible into or exchangeable for common stock, preferred stock, other debt securities, warrants or other securities of FINOVA Capital, or securities of any other issuer or obligor. The supplement will describe the terms of any conversion rights.

  Concerning the Trustees

  The trustees may, but need not be, banks in FINOVA Capital's credit agreements and from time to time may perform other banking, trust or related services or investment banking services on behalf of FINOVA Group, FINOVA Capital or our customers.

  DESCRIPTION OF CAPITAL STOCK

  The following summary of material provisions of the common stock, the preferred stock, the junior participating preferred stock (the "Junior Preferred Stock") and the rights to purchase the Junior Preferred Stock (the "Rights") of FINOVA Group is not complete. You should refer to the certificate of incorporation and bylaws of FINOVA Group, as amended, FINOVA Group's certificate of designations for the Junior Preferred Stock and the Rights Agreement dated as of February 15, 1992, as amended and restated as of September 14, 1995 (the "Rights Agreement"), between FINOVA Group and Harris Trust & Savings Bank, as successor Rights Agent. To obtain copies of those documents, see "Where You Can Find More Information" on page 2. If we issue capital stock of FINOVA Capital, we will describe those securities in the applicable supplement.

  FINOVA Group is authorized by its certificate of incorporation to issue 420,000,000 shares of capital stock, consisting of 20,000,000 shares of preferred stock, par value $.01 per share, and 400,000,000 shares of common stock, par value $.01 per share. As of May 25, 1999, there were 61,082,445 shares of common stock outstanding (excluding 3,555,481 treasury shares held by FINOVA Group) and no shares of preferred stock outstanding. However, FINOVA Group has authorized 600,000 shares of Junior Preferred Stock which have been reserved for issuance on the exercise of the Rights.

  Common Stock

  The holders of the common stock are entitled to one vote per share. FINOVA Group's certificate of incorporation does not provide for cumulative voting in the election of directors. The board may declare dividends on the common stock in its discretion, if funds are legally available for those purposes. On liquidation, common stockholders are entitled to receive pro rata any remaining assets of FINOVA Group, after we satisfy or provide for the satisfaction of all liabilities as well as obligations on our preferred stock, if any. The holders of common stock do not have preemptive rights to subscribe for or purchase any shares of capital stock or other securities of FINOVA Group.

  Preferred Stock

  Under FINOVA Group's certificate of incorporation, the board is authorized, without stockholder action, to issue preferred stock in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of the holders of the common stock or that could make it more difficult for another company to enter into certain business combinations with FINOVA Group. See "-- Additional Provisions of the Certificate of Incorporation, the Bylaws and Delaware Law -- Preferred Stock" below.

  Shareholder Rights Plan

  In 1992, FINOVA Group issued one Right for each outstanding share of common stock. FINOVA Group has and will continue to issue one Right with each newly issued share of its common stock (including stock issued on conversion of preferred securities). The obligation to continue to issue the Rights, however, will terminate on the expiration, exchange or redemption of the Rights.

  Each Right entitles the registered holder to purchase from FINOVA Group 1/200th of a share of the Junior Preferred Stock. The purchase price is $67.50 per 1/200th of a share, subject to adjustment under certain circumstances.

  The Rights will trade only with the common stock and FINOVA Group will not issue separate certificates for the Rights until the "Rights Distribution Date." That date occurs on the first to occur of the following events:

    10 days after a public announcement (the "Share Acquisition Date") that a person or group of persons acting together has become the beneficial owner of at least 20% or more of FINOVA Group's common stock, directly or indirectly (becoming an "Acquiring Person"), or
    10 business days after the start or announcement of an intention to make a tender offer or exchange offer that would result in a person or group acting together beneficially owning 20% or more of FINOVA Group's common stock, directly or indirectly. The board, however, may extend that 10 business day deadline prior to the time the person or group becomes an Acquiring Person.

  The Rights may not be exercised until the Rights Distribution Date. The Rights will expire on February 28, 2002 unless we extend that date or, unless we redeem or exchange the Rights before then.

  The value of each 1/200th interest in a share of Junior Preferred Stock is intended to approximate the value of one share of FINOVA Group common stock, due to the dividend, liquidation and voting rights of the Junior Preferred Stock, although there can be no assurance the value will be the same.

  How the Rights Work.  If a person or group becomes an Acquiring Person, their Rights become void. The other Rights holders will have the right to exercise their Rights, at the then current exercise price, for FINOVA Group common stock having a market value of two times the exercise price of the Right. That right to purchase, however, will not exist if the Rights Distribution Date is due to a tender or exchange offer for all of FINOVA Group's common stock and the independent members of our board determine that the offer is at a fair price, on fair terms and is otherwise in the best interests of FINOVA Group and its stockholders.

  The other Rights holders also will have the same exercise rights described above if, after a person or group becomes an Acquiring Person, FINOVA Group is acquired in a merger or business combination or at least half of our total assets and earning power are sold. The exception is the same as the one noted in the above paragraph, provided that the price offered to the shareholders for each share of common stock is not less than that paid in the tender or exchange offer, and the consideration is in the same form as that paid in the tender or exchange offer. If the requirements of this exception are met, then the Rights will expire.

  Exchange of Rights.  After a person or group becomes an Acquiring Person but before the Acquiring Person acquires at least half of the outstanding common stock, our board may exchange all or some of the Rights at an exchange ratio of one share of common stock for 1/200th of a share of Junior Preferred Stock per Right, subject to adjustment.

  Redemption of Rights.  We may redeem all the Rights, but not some of them, for $.005 per Right at any time before the earlier of 15 days after the Share Acquisition Date or the expiration date noted above. The board may determine the conditions, terms and effective date for the redemption. We may pay the redemption price in cash, common stock or any other method selected by the board. Upon redemption, the right to exercise the Rights will terminate and the holders will only have the right to receive the redemption price.

  No Rights as a Stockholder.  Rights holders, as Rights holders, have no independent rights as stockholders of FINOVA Group, including the right to vote or to receive dividends, until the Rights are exercised.

  Antitakeover Effects.  The Rights may discourage a takeover. The Rights will substantially dilute the ownership interest in our shares of any Acquiring Person. That dilution would impair the ability of the Acquiring Person to change the composition of our board. It also would impact its ability to acquire FINOVA Group on terms not approved by our board, including through a tender offer at a premium to the market price, other than through an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the board, since we may redeem the Rights before they become exercisable.

  Junior Preferred Stock Not Registered.  The Junior Preferred Stock is not registered with the SEC or any other securities administrator. If the Rights become exercisable, we intend to register with the SEC the Junior Preferred Stock exchangeable for the Rights.

  Additional Provisions of the Certificate of
  Incorporation, the Bylaws and Delaware Law

  FINOVA Group's certificate of incorporation and bylaws contain provisions that could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise. This description is only a summary and does not provide all the information contained in FINOVA Group's certificate of incorporation and bylaws. To obtain copies of these documents, see "Where You Can Find More Information" on page 2.

  Delaware law permits a corporation to eliminate or limit the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful dividends and stock purchases and redemptions or (iv) for any transaction from which the director derived an improper personal benefit. FINOVA Group's certificate of incorporation provides that no director will be personally liable to FINOVA Group or its stockholders for monetary damages for any breach of his or her fiduciary duty as a director, except as provided by Delaware law.

  Board of Directors.  FINOVA Group's certificate of incorporation and bylaws divide the board into three classes of directors, with the classes to be as nearly equal in number as possible. The stockholders elect one class of directors each year for a three-year term.

  The classification of directors makes it more difficult for stockholders to change the composition of the board. At least two annual meetings of stockholders, instead of one, generally will be required to change a majority of the board. That delay may help ensure that FINOVA Group's directors, if confronted by a proxy contest, tender or exchange offer or extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions apply to every election of directors, regardless of whether a change in the composition of the board would be beneficial to FINOVA Group and its stockholders and whether or not a majority of the stockholders believe that such a change is desirable.

  The classification provisions also could discourage a third party from initiating a proxy contest, tender offer or other attempt to obtain control of FINOVA Group, even though an attempt might be beneficial to FINOVA Group and its stockholders. The classification of the board thus increases the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of FINOVA Group's stock by purchasers whose objective is to take control of FINOVA Group and remove a majority of the board, the classification of the board could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than otherwise might be the case.

  Number of Directors; Removal; Filling Vacancies.  FINOVA Group's certificate of incorporation provides that the number of directors will be fixed in the manner provided in the bylaws, subject to any rights of preferred stockholders to elect additional directors under specified circumstances. FINOVA Group's bylaws provide that, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by directors constituting a majority of the total number of directors that FINOVA Group would have if there were no vacancies on the board, but must consist of between 3 and 17 directors.

  In addition, FINOVA Group's bylaws provide that, subject to any rights of preferred stockholders, and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the bylaws, the board could prevent any stockholder from enlarging the board and filling the new directorships with that stockholder's own nominees.

  Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, FINOVA Group's certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

  Stockholder Action by Written Consent; Special Meetings.  Stockholders of FINOVA Group must act only through an annual or special meeting. Stockholders cannot act by written consent in lieu of a meeting. Only the Chairman or a majority of the whole board of FINOVA Group may call a special meeting. Stockholders of FINOVA Group are not able to call a special meeting to require that the board do so. At a special meeting, stockholders may consider only the business specified in the notice of meeting given by FINOVA Group. Preferred stockholders may be given different rights from those noted above.

  The provisions of FINOVA Group's certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called by the Chairman or at the request of a majority of the whole board. These provisions also would prevent the holders of a majority of stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman and the board by calling a special meeting of stockholders prior to the time the Chairman or a majority of the whole board believes that consideration to be appropriate.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Pro- posals.  The bylaws establish an advance notice procedure for stockholders to nominate directors, or bring other business before an annual meeting of stockholders of FINOVA Group.

  A person may not be nominated for a director position unless that person is nominated by or at the direction of the board or by a stockholder who has given appropriate notice to FINOVA Group's Secretary during the periods noted below prior to the meeting. Similarly, stockholders may not bring business before an annual meeting unless the stockholder has given FINOVA Group's Secretary appropriate notice of their or its intention to bring that business before the meeting. FINOVA Group's Secretary must receive the nomination or proposal between 70 and 90 days before the first anniversary of the prior year's annual meeting. If FINOVA Group's annual meeting date is advanced by more than 20 days or delayed by more than 70 days from that anniversary date, then we must receive the notice between 90 days before the meeting and the later of the 70th day before the meeting or 10 days after the meeting date is first publicly announced.

  If the board increases the number of directors and if we have not publicly announced nominees for each open position within 80 days before the first anniversary of the prior year's annual meeting, stockholders may nominate directors for the new position, but only those newly created positions, if FINOVA Group's Secretary receives the notice no later than 10 days following public announcement of that change.

  Stockholders may nominate directors only at a special meeting by sending appropriate notice for receipt by our Secretary between the 90th day before the meeting and the later of the 70th day before the meeting or the 10th day after the first public announcement of the meeting date.

  A stockholder's notice proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of FINOVA Group beneficially owned by the stockholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about that business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at such meeting, the name and address of such stockholder, the class and number of shares of stock of FINOVA Group beneficially owned by that stockholder and any material interest of the stockholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with these procedures, the person will not be eligible for election as a director, or the business will not be conducted at the meeting, as appropriate.

  Advance notice of nominations or proposed business by stockholders gives the board time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board, to inform stockholders about those matters. The board also may recommend positions regarding those nominees or proposals, so that stockholders can better decide whether to attend the meeting or to grant a proxy regarding the nominee or that business.

  Although the bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, these procedures may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to FINOVA Group and its stockholders.

  Preferred Stock.  FINOVA Group's certificate of incorporation authorizes the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

    the designation of the series,
    the number of shares of the series, which the board may (except where otherwise provided by the terms of that series) increase or decrease (but not below the number of shares thereof then outstanding), whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, if any, the dates at which dividends, if any, will be payable,
    the redemption rights and price or prices, if any, for shares of the series, the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the FINOVA Group's affairs, whether the shares of the series will be convertible into shares of any other class or series, or any other security, of FINOVA Group or any other corporation, and, if so, the specification of another class or series or another security, the conversion price or prices or rate or rates, any adjustments to the prices or rates, the date or dates as of which the shares shall be convertible and all other terms and conditions upon which the conversion may be made, restrictions on the issuance of shares of the same series or of any other class or series and the voting rights, if any, of the holders of shares of the series.

  FINOVA Group believes that the ability of the board to issue one or more series of preferred stock will provide FINOVA Group with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by FINOVA Group's stockholders, unless approval is required by applicable law or the rules of any stock exchange or automated quotation system on which FINOVA Group's securities are listed or traded. The NYSE currently requires stockholder approval in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%, subject to certain exceptions. If the approval of FINOVA Group's stockholders is not required for the issuance of shares of preferred stock or common stock, the board may determine not to seek stockholder approval.

  Although the board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt. The board will make any determination to issue shares with those terms based on its judgment as to the best interests of FINOVA Group and its stockholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt in which an acquiror would change the composition of the board, including a tender offer or other transaction. An acquisition attempt could be discouraged in this manner even if some, or a majority, of FINOVA Group's stockholders might believe it to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of the stock.

  Merger/Sale of Assets.  FINOVA Group's certificate of incorporation provides that certain "business combinations" must be approved by the holders of at least 66-2/3 of the voting power of the shares not owned by an "interested shareholder", unless the business combinations are approved by the "Continuing Directors" or meet certain requirements regarding price and procedure. The terms quoted in this paragraph are defined in the certificate of incorporation.

  Amendment of the Certificate of Incorporation and Bylaws.  Under Delaware law, stockholders may adopt, amend or repeal the bylaws and, with approval of the board, the certificate of incorporation of a corporation. In addition, a corporation's board may adopt, amend or repeal the bylaws if allowed by the certificate of incorporation. FINOVA Group's certificate of incorporation requires a vote of:

    at least 80% of the outstanding shares of voting stock, voting together as a single class, to amend provisions of the certificate of incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of FINOVA Group's directors; and the removal of directors;
    at least 66-2/3 of the outstanding shares of voting stock, voting together as a single class, to amend the provisions of the certificate of incorporation relating to to approval of certain business combinations; and
    at least a majority of the outstanding shares of voting stock, voting together as a single class, to amend all other provisions of the certificate of incorporation.

  FINOVA Group's certificate of incorporation further provides that the bylaws may be amended by the board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. These supermajority voting requirements make the amendment by stockholders of the bylaws or of any of the provisions of the certificate of incorporation described above more difficult, even if a majority of FINOVA Group's stockholders believe that amendment would be in their best interests.

  Antitakeover Legislation.  Subject to exceptions, Delaware law does not allow a corporation to engage in a business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder, unless (i) prior to that date, the board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) on that date, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to that date, the board and 66-2/3 of the outstanding voting stock not owned by the interested stockholder approved the business combination. Except as specified by Delaware law, an interested stockholder includes (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and (y) the affiliates and associates of that person.

  Under some circumstances, Delaware law makes it more difficult for an "interested stockholder" to enter into various business combinations with a corporation for a three-year period, although stockholders may adopt an amendment to a corporation's certificate of incorporation or bylaws excluding the corporation from those restrictions. However, FINOVA Group's certificate of incorporation and bylaws do not exclude FINOVA Group from the restrictions imposed under Delaware law. These provisions of Delaware law may encourage companies interested in acquiring FINOVA Group to negotiate in advance with the board, since the stockholder approval requirement would be avoided if a majority of the board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

  DESCRIPTION OF DEPOSITARY SHARES

  The following summary of certain provisions of the Deposit Agreement, the depositary shares and depositary receipts is not complete. You should refer to the forms of Deposit Agreement and depositary receipts relating to each series of preferred stock that will be filed with the SEC. To obtain copies of these documents once filed, see "Where You Can Find More Information" on page 2.

  General

  We may offer fractional interests in shares of preferred stock, instead of shares of preferred stock. If we do, we will have a depositary issue to the public receipts for depositary shares, each of which will represent fractional interests of a particular series of preferred stock.

  We will deposit shares of any series of preferred stock underlying the depositary shares under a separate deposit agreement between us and a bank or trust company selected by us having its principal office in the U.S. and having a combined capital and surplus of at least $50 million. Subject to the terms of the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fractional interests in shares of preferred stock underlying the depositary shares to all the rights and preferences of the preferred stock underlying the depositary shares. Those rights include dividend, voting, redemption, conversion and liquidation rights.

  The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Individuals purchasing the fractional interests in shares of the related series of preferred stock will receive depositary receipts according to the terms of the offering described in the supplement.

  Dividends and Other Distributions

  The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by those holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The undistributed balance will be added to and treated as part of the next amount received by the depositary for distribution to record holders of depositary shares.

  If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares, in proportion, if possible, to the number of depositary shares owned by those holders, unless the depositary determines (after consulting with us) that it cannot make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

  The deposit agreement also will state how any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares.

  Conversion and Exchange

  If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, each record holder of depositary receipts may convert or exchange the depositary shares represented by those depositary receipts.

  Redemption of Depositary Shares

  If a series of the preferred stock underlying the depositary shares is subject to redemption, the depositary will redeem the depositary shares from the proceeds received by the depositary in the redemption, in whole or in part, of the series of the preferred stock held by the depositary. The depositary will mail notice of redemption within 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's books. The redemption price per depositary share will equal the applicable fraction of the redemption price per share payable on such series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date, the number of depositary shares representing the preferred stock. The depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary when less than all outstanding depositary shares will be redeemed.

  After the redemption date, the depositary shares redeemed will no longer be outstanding. When this occurs, all rights of the holders will cease, except the right to receive money, securities or other property payable upon redemption and any money, securities or other property that the holders of depositary shares were entitled to on the redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares redeemed.

  Voting the Preferred Stock

  Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail all relevant information to the record holders of the depositary shares representing the preferred stock. The record holders may instruct the depositary how to vote the shares of preferred stock underlying their depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions, and we will agree to take all reasonable action requested by the depositary so the depositary may follow the instructions.

  Amendment and Termination of
  Depositary Agreement

  The form of depositary receipt and any provision of the deposit agreement may be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. We or the depositary may only terminate the deposit agreement if (a) all related outstanding depositary shares have been redeemed or (b) there has been a final distribution of the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up and that distribution has been distributed to the holders of the related depositary shares.

  Charges of Depositary

  We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges stated in the deposit agreement to be for their accounts.

  Resignation and Removal of Depositary

  The depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment and acceptance of a successor depositary. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50 million.

  Miscellaneous

  The depositary will send to the holders of depositary shares all reports and communications from us that we must furnish to the holders of preferred stock.

  We and the depositary will not be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Those obligations will be limited to performance in good faith of duties set forth in the deposit agreement. We and the depositary will not be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares, or other persons believed to be competent and on documents believed to be genuine.

  DESCRIPTION OF WARRANTS

  We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with debt securities, common stock or preferred stock or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent for the warrants and will not act for or on behalf of the holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see "Where You Can Find More Information" on page 2.

  PLAN OF DISTRIBUTION

  FINOVA Group and FINOVA Capital may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, that firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer's allowance or agent's commission.

  Any underwriting agreement probably will entitle the underwriters to indemnity against some civil liabilities under the Federal securities laws and other laws. The underwriters' obligations to purchase securities will be subject to conditions and generally will require them to purchase all of the securities if any are purchased.

  Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

  FINOVA Group and FINOVA Capital may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.

  FINOVA Group and FINOVA Capital also may offer securities through agents. Agents generally act on a "best efforts" basis during their appointment, meaning they are not obligated to purchase securities.

  Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the Federal securities laws and other laws.

  FINOVA Group and FINOVA Capital or the underwriters or agents may solicit offers by institutions approved by us to purchase securities under contracts providing for future payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Conditions apply to those purchases.

  Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    Over-allotment involves sales in excess of the offering size, which creates a short position.
    Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
    Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions.
    Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions.

  Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in some activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.

  The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.

  LEGAL MATTERS

  Unless otherwise noted in a supplement, William J. Hallinan, Esq., Senior Vice President-General Counsel of FINOVA Group and FINOVA Capital, or Richard Lieberman, Esq., Vice President-Associate General Counsel of FINOVA Group and FINOVA Capital, will pass on the legality of the securities offered through this prospectus and any supplement. Brown & Wood LLP will act as counsel for any underwriters or agents, unless otherwise noted in a supplement.

  EXPERTS

  The financial statements incorporated in this prospectus by reference from FINOVA Group Inc.'s and FINOVA Capital Corporation's Annual Reports on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports dated February 10, 1999, April 23, 1999 as to Note T for The FINOVA Group Inc. and Note R for FINOVA Capital Corporation (which express an unqualified opinion and include an explanatory paragraph relating to the restatements described in Note T of FINOVA Group Inc.'s and Note R of FINOVA Capital Corporation's financial statements) which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  THE ISSUER

  FINOVA CAPITAL CORPORATION
  1850 NORTH CENTRAL AVENUE
  P.O. BOX 2209
  PHOENIX, ARIZONA 85002-2209

  TRUSTEE, CALCULATION AGENT, REGISTRAR AND PAYING AGENT

  BANK ONE TRUST COMPANY, NA
  ONE BANK ONE PLAZA
  MAIL SUITE IL-0126
  CHICAGO, IL 60670-0126

  LUXEMBOURG LISTING AGENT AND
  LUXEMBOURG PAYING AGENT

  BANQUE INTERNATIONALE A LUXEMBOURG
  69, ROUTE D'ESCH
  L-1470, LUXEMBOURG

  LEGAL ADVISORS
to FINOVA:	to the Underwriters:
RICHARD LIEBERMAN, ESQ. 1850 NORTH CENTRAL AVENUE P.O. BOX 2209 PHOENIX, ARIZONA 85002-2209	BROWN & WOOD LLP 555 CALIFORNIA STREET SAN FRANCISCO, CALIFORNIA 94104	BROWN & WOOD M.P. PRINCES COURT 7 PRINCES STREET LONDON EC2R 8AQ ENGLAND

  INDEPENDENT PUBLIC ACCOUNTANTS FOR FINOVA
  ERNST & YOUNG LLP
  40 NORTH CENTRAL AVENUE, SUITE 900,
  PHOENIX, ARIZONA 85004